Wisconsin Public Service Corporation

2830 South Ashland Avenue

P.O. Box 19001

Green Bay, Wisconsin 54307

May 31, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549

RE:	Wisconsin Public Service Corporation

Registration Statement on Form S-3 - File No. 333-279582

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wisconsin Public Service Corporation hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 10:00 a.m., June 5, 2024, or as soon as practicable thereafter.

Please call or email Eric Koontz of Troutman Pepper Hamilton Sanders LLP at (404) 885-3309 or eric.koontz@troutman.com as soon as the Registration Statement has been declared effective.

Yours very truly,

WISCONSIN PUBLIC SERVICE CORPORATION

By:	/s/ Xia Liu
Name:	Xia Liu
Title:	Executive Vice President and Chief Financial Officer